To the Board of Directors of
Firstar Funds, Inc.


We have examined management's assertion about Firstar Funds, Inc.'s (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of
October 31, 1998 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 1998, and for the period from June 26, 1998 through October 31, 1998 with respect to agreement of purchases and sales of securities and similar investments:

Count and inspection of all securities and similar investments located in the vault of Firstar Bank Milwaukee, N.A. in Milwaukee, Wisconsin;

Confirmation of all securities and similar investments held by the following institutions in book entry form: the Federal Reserve Bank of Chicago and the Depository Trust Company;

Confirmation of all securities and similar investments held by the following subcustodians: Bankers Trust Company and Chase Manhattan Bank;

Confirmation of all securities and similar investments held by outside brokers and other third parties;

Reconciliation of count, inspection and confirmation results as to all such securities and similar investments to the books of the Company; and

Agreement of 5 investment purchases and 5 investment sales since our last examination from the books and records of the Company to trade confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Firstar Funds, Inc. was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Firstar Funds, Inc. and Securities and Exchange Commission and should not be used for any other purpose.



PricewaterhouseCoopers LLP
November 30, 1998